

February 8, 2024

Brian S. John
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

> **Re: Safety Shot, Inc.**
> **Post-Effective Amendment No. 6 on Form S-1**
> **Filed February 5, 2024**
> **File No. 333-258005**

Dear Brian S. John:

We have conducted a limited review of the post-effective amendment to your registration statement and have the following comments.

Please respond to this letter by filing a post-effective amendment and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 6 to Form S-1

Our Business
Legal Proceedings, page 47

1. We note your disclosure concerning the written complaint sent by Bigger Capital Fund, L.P. Please revise to disclose the allegations or claims.

General

2. We note your response to prior comment 3, which we reissue in part. With respect to NoStingz, clarify if the claims related to repelling jellyfish venom and protecting from sea lice also fall within the definition of cosmetics. With respect to SS-100, revise to further clarify how SS-100 would be characterized as a drug in contrast to Safety Shot, which you characterize as a dietary/nutritional supplement. In addition, please disclose additional information to clarify the basis for your statement that SS-100 would qualify for Orphan Drug Designation to treat Acute Alcohol Poisoning. For example, clarify how Acute

Brian S. John
Safety Shot, Inc.
February 8, 2024
Page 2

Alcohol Poisoning meets the FDA's definition of a Rare Disease. Please also revise the Government Regulation section to clarify the process for seeking FDA approval of a drug and for obtaining Orphan Drug Designation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date.

Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Arthur S. Marcus, Esq.